Exhibit 99.1

                                Form 3 - Wei Wen

Wei Wen is the Chairman of Clever Mind International Limited ("Clever Mind") and he also owns approximately 2.3% of Clever Mind which, in turn, is the record owner of 20,009,679 shares of the Company's Series "B" Convertible Preferred Stock ("Series B Preferred") or 41.69% of the Series B Preferred stock. Upon the effective date of the Company's filing of an amendment to Company's Articles of Incorporation increasing the number of shares of Common Stock the Company is authorized to issue that is sufficient to permit full conversion of all Series B Preferred shares into shares of common stock ("Conversion Event"), each share of Series B Preferred outstanding shall automatically convert to shares of the Company's common stock. The Total Aggregate Number of Series B Preferred outstanding shall be converted upon the Conversion Event into an amount of shares of the Company's common stock equal to 89.5% of the total outstanding shares of the Company's common stock at the time of conversion; with each holder of the Series B Preferred receiving their share of the Company's common stock, as converted, pro-rata, in proportion to their ownership of shares of the Series B Preferred. As of 11/7/2005, if converted, the 20,009,679 shares of Series B Preferred stock would convert into approximately 1,776,788,095 shares of the Company's stock. Mr. Wen exercises shared voting and dispositive power over the shares. Mr. Wen disclaims beneficial ownership of the shares owned by Clever Mind except to the extent of his pecuniary interest therein.